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                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                               LOISLAW.COM, INC.

                                       AT

                             $4.3545 NET PER SHARE

                                       BY

                             LL ACQUISITION CORP.,

                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                        WOLTERS KLUWER U.S. CORPORATION

                          ---------------------------

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
     CITY TIME, ON MONDAY, JANUARY 29, 2001, UNLESS THE OFFER IS EXTENDED.

                                                               December 29, 2000

To Our Clients:

    Enclosed for your consideration are the Offer to Purchase, dated
December 29, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), in connection with the offer by LL Acquisition Corp., a Delaware corporation (the "Offeror") and an indirect wholly-owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Loislaw.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $4.3545 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account. A tender of such Shares can be made only by us as the holders of record pursuant to your instructions.

    We request instructions as to whether you wish to have us tender on your behalf any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

    Your attention is directed to the following:

    1. The offer price is $4.3545 per Share, net to you in cash, without interest.

    2. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 19, 2000, by and among the Parent, the Offeror and the Company (the "Merger Agreement").

    3. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, January 29, 2001, unless the Offer is extended.

    4. The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger (as defined in the enclosed Offer to Purchase), has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and unanimously
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recommends that the Company's stockholders accept the Offer and tender their
Shares pursuant to the Offer.

    5. The Offer is being made for all Shares outstanding. The Offer is conditioned upon, among other things, (1) there being validly tendered by the Expiration Date (as defined in the enclosed Offer to Purchase) and not withdrawn at least that number of Shares which would constitute two-thirds of the Shares outstanding on a fully diluted basis (the "Minimum Condition"), (2) the Offeror obtaining certain governmental approvals and (3) the satisfaction of certain other terms and conditions. In connection with the Merger Agreement, the Parent and the Offeror have entered into the Stock Option and Tender Agreement, dated as of December 19, 2000 (the "Option Agreement"), with the stockholders identified therein (each a "Stockholder" and collectively, the "Stockholders") beneficially owning an aggregate of 14,279,590 outstanding Shares, representing approximately 63.28% of the Shares outstanding, on a fully diluted basis. Pursuant to the Option Agreement, each Stockholder has agreed, among other things, (i) to tender in the Offer all of such Stockholder's Shares now owned or that may thereafter be acquired by such Stockholder, (ii) to grant to the Parent or the Offeror, as the Parent shall designate, the option to purchase such Stockholder's Shares in certain circumstances, (iii) to appoint the Parent as such Stockholder's proxy, under certain circumstances, to vote such Stockholder's Shares in connection with the Merger Agreement, (iv) with respect to certain questions put to stockholders of the Company for a vote, to vote such Stockholder's Shares, in each case, in accordance with the terms and conditions of the Option Agreement and (v) to restrict transfers or exercises of Company Options (as defined in the Option Agreement), if any, held by such Stockholder except as provided in the Option Agreement.

    6. Except as set forth in Instruction 7 of the Letter of Transmittal, tendering stockholders will not be obligated to pay stock transfer taxes on the purchase of Shares by the Offeror pursuant to the Offer.

    7. Notwithstanding any other provision of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures described in Section 3--"Procedure for Tendering Shares" of the Offer to Purchase and (ii) the appropriate Letter of Transmittal (or manually signed facsimile thereof) properly completed and duly executed with all required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, together with any other documents required by the appropriate Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when certificates representing Shares or confirmations for book-entry transfer of such Shares into the Depositary's account are actually received by the Depositary.

    If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope in which to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless you specify otherwise in your instructions. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

    The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. Neither the Parent nor the Offeror is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law. If the Parent or the Offeror becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, the Parent or the Offeror will make a good faith effort to comply with any such law. If, after such good faith effort, the Parent or the Offeror cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by licensed brokers or dealers, the Offer shall be deemed to be made on behalf of the Parent or the Offeror by the Dealer Manager (as defined in the Offer to Purchase) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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